Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120

November 26, 2014

VIA EDGAR

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilmington Funds
File No. 333-199580

Dear Ms. Hatch:

On behalf of Wilmington Funds (the “Registrant”), below you will find the Registrant’s responses to your comments conveyed via telephone to me on November 14, 2014, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization of series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 24, 2014 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made on or about December 1, 2014, pursuant to Rule 497 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.           Comment:                      Revise the second paragraph in the “Overview” section under the question “What proposal am I being asked to vote on?” so that Target Fund shareholders who do not wish to become Acquiring Fund shareholders are not encouraged to redeem their shares.  They should instead vote against the proposal.

Response:                      Please see the revised text of the second paragraph on the attached page marked "Comment 1."

2.           Comment:                      Revise the language in the “Overview” section under the question “How would the Reorganization benefit shareholders of Target Fund” that discusses the similar principal investment strategies of Target Fund and Acquiring Fund in order to highlight the differences in the Funds’ investment strategies.  The use of the word “similar” to describe the principal investment strategies of Wilmington Maryland Municipal Bond Fund and Wilmington Municipal Bond Fund, in particular, is misleading.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

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Response:                      Please see the revised language in the cited question on the attached page marked "Comments 2, 3 and 4."

3.           Comment:                      Remove or provide further support for the last sentence in the “Overview” section under the question “How would the Reorganization benefit shareholders of Target Fund” that discusses Target Fund shareholders benefiting from the prospect of better, risk-adjusted performance as shareholders of Acquiring Fund.

Response:                      The sentence has been removed.  Please see the revised text of the question on the attached page marked "Comments 2, 3 and 4."

4.           Comment:                      Provide an estimate of portfolio repositioning costs for Target Fund prior to the Reorganization in the “Overview” section under the question “Who bears the expenses associated with the Reorganization?”

Response:                      Please see the additional disclosure in the cited question on the attached page marked "Comments 2, 3 and 4."

5.           Comment:                      Provide further elaboration of the proposed investment strategy changes to the Wilmington Short-Term Corporate Bond Fund, including the proposed timing of the implementation of such changes, in the “Overview” section under the question “Has the Board of the Target Funds approved the proposed Reorganization?”  State whether the proposed changes are contingent upon the Reorganization closing.

Response:                      Please see the additional disclosure in the cited question on the attached page marked "Comment 5."

6.           Comment:                      Under the question “Are the investment goals and strategies of Target Fund similar to the investment goals and strategies of Acquiring Fund?” in the “Overview” section, clearly state that the Wilmington Municipal Bond Fund does not have an 80% policy of investing so that the income it distributes is exempt from Maryland state and local taxes.

Response:                      Please see the additional disclosure in the cited question on the attached page marked "Comments 6, 7."

7.           Comment:                      Under the question “Do the principal risks associated with investments in Target Fund differ from the principal risks associated with investments in its corresponding Acquiring Fund” in the “Overview” section, state, if applicable, that the Wilmington Short-Term Corporate Bond Fund is subject to increased credit risk as compared with the Wilmington Short Duration Government Bond Fund.

Response:                      Please see the additional disclosure in the cited question on the attached page marked "Comments 6, 7."

8.           Comment:                      State whether the proposed investment strategy changes to the Wilmington Short-Term Corporate Bond Fund are contingent upon the Reorganization closing in the “Overview” section under the question, “Will any changes to Acquiring Fund occur as a result of the Reorganization?”

Response:                      Please see the additional disclosure in the cited question on the attached page marked "Comment 8."

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9.           Comment:                      In the comparative description of the investment strategies of the Wilmington Maryland Municipal Bond Fund and the Wilmington Municipal Bond Fund under “Comparison of the Funds—Comparison of Investment Goals and Strategies,” remove or revise the statement that Acquiring Fund may generate income that is exempt from Maryland state and local income taxes as a result of owning Maryland municipal securities.  If the statement is retained, disclose the percentage of the Wilmington Municipal Bond Fund that is typically invested in Maryland municipal securities.

Response:                      The sentence has been removed.  Please see the revised text in the cited section on the attached page marked "Comment 9."

10.           Comment:                      In the comparative description of the investment strategies of the Wilmington Short Duration Government Bond Fund and the Wilmington Short-Term Corporate Bond under “Comparison of the Funds—Comparison of Investment Goals and Strategies,” clarify whether the investment strategies listed for Acquiring Fund reflect the proposed investment strategy changes or are the current investment strategies for the Fund.

Response:                      Please see the additional disclosure in the cited section on the attached page marked "Comment 10."

11.           Comment:                      Under “The Proposed Reorganization—Federal Income Tax Consequences of the Reorganization,” discuss the anticipated amount of repositioning expenses for each Reorganization.

Response:                      Please see the additional disclosure in the cited section on the attached page marked "Comments 2, 3 and 4."

12.           Comment: Describe in your response letter the proposed investment strategy changes for the Wilmington Short-Term Corporate Bond, including the planned implementation and communication with shareholders.

Response:                      As discussed in the Prospectus/Proxy Statement, the Board approved, subject to shareholder approval of the Reorganization, the changes to the name and to the principal investment strategies of the Short Corporate Fund.  The name change is necessary in order for the Short Corporate Fund to invest more than 20% of its assets in the types of securities in which the SD Govt. Fund invests.  The change to the principal investment strategies will permit an unconstrained allocation of assets to U.S. government and agency securities, including agency mortgage and asset-backed securities, thereby allowing the Short Corporate Fund to provide investors with a more diversified and flexible investment, as the portfolio managers would be able to over- or under-weight government versus corporate credit in one fund.

At the time the Board approved the Reorganizations, the Registrant filed a prospectus sticker that included disclosure of the proposed changes to the Short Corporate Fund.  The sticker was posted on the Registrant's website and was mailed to Short Corporate Fund shareholders shortly thereafter.  Assuming that the Reorganization with the SD Govt. Fund is approved, the changes will become effective on the Closing Date.  A prospectus sticker will be filed to reflect the changes, and the sticker will be posted on the Registrant's website and mailed to Short Corporate Fund shareholders.

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In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8071.

Regards,

/s/ Taylor Brody
Taylor Brody

cc:           Ralph Partlow
Alison M. Fuller

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